TASEKO WINS MINE RECLAMATION AWARD

September 25, 2012 - Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") is pleased to announce that its Gibraltar Mine has received the award for Metal Mine Reclamation from the British Columbia Technical and Research Committee on Reclamation (“TRCR”).

At TRCR’s 36th annual BC Mine Reclamation Awards in Kamloops, BC, Gibraltar was recognized for its large-scale reclamation projects and progressive reclamation research trials. Projects included a joint initiative with the Ministry of Forests for a pine tree establishment research program, research using bio-solids from Metro Vancouver and wood chips to reclaim the tailings areas, and, the establishment of a pilot wetland to monitor the capabilities in treating tailings.

Kim Bellefontaine, Ministry of Energy and Mines stated, “Gibraltar Mine was recognized for demonstrating a forward-looking approach to reclamation that will set the stage for future reclamation successes. They were commended for the work being done to review previous reclamation efforts, as well as for initiating large-scale trials to assess innovative methods for reclaiming large areas of the sand dam and waste rock dumps.”

Russell Hallbauer, President and CEO of Taseko commented, “A proactive approach to reclamation is a focus at Gibraltar. This award demonstrates the ongoing efforts of our environmental team and illustrates our Company’s dedication to responsible mining. We would like to also recognize the local Xat’sull First Nations reclamation crew for their work on many of these projects. Their participation helped contribute to the success of Gibraltar’s reclamation program.”

The British Columbia TRCR is a committee of individuals from mining corporations, associations, and Government, including: the Ministry of Energy, Mines and Petroleum Resources, the Ministry of Environment, the Mining Association of British Columbia, the Association of Mineral Exploration BC and British Columbia universities and colleges. The committee’s objective is to increase communications between government and industry in the area of environmental protection and reclamation associated with mining.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Investor Relations: Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.